Exhibit 99.1

OKYO Pharma to Present at the Biotech Showcase Conference in San Francisco, January 8-10, 2024

London and New York, NY, January 5, 2024. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and for neuropathic corneal pain, a severe ocular condition without an FDA approved therapy, is pleased to announce that it will be presenting at Biotech Showcase in San Francisco, January 8-10 2024. The OKYO management team will also be participating in one-on-one partnering meetings throughout the conference.

Presentation Information

Presenter: Gary S. Jacob Ph.D., CEO of OKYO Pharma

Title: Clinical Development Status of OK-101 to Treat Dry Eye Disease

Day: Tuesday, January 9th

Time: 9:30am PST

Location: Room Yosemite-A

OKYO Pharma has just completed a phase 2, multi-center, double-masked, placebo-controlled trial of topical ocular OK-101 to treat 240 patients with dry eye disease (DED).

Biotech Showcase, produced by Demy-Colton and EBD Group, is an investor conference focused on driving advances in therapeutic development by providing a sophisticated networking platform for executives and investors that fosters investment and partnership opportunities. The conference takes place each year in San Francisco during the course of one of the industry's largest gatherings and busiest weeks.

“We are delighted that OKYO Pharma will be joining us in San Francisco and presenting at Biotech Showcase this year,” said Sara Demy, CEO of Demy-Colton. “Biotech Showcase is a prime opportunity for life science entrepreneurs and investors to come together to discover the potential of innovative technologies that will drive the future of drug discovery.”

About Biotech Showcase

Biotech Showcase is an investor and networking conference devoted to providing private and public biotechnology and life sciences companies with an opportunity to present to, and meet with, investors and pharmaceutical executives in one place. Investors and biopharmaceutical executives from around the world gather at Biotech Showcase during this bellwether week which sets the tone for the coming year. Now in its 16th year, this well-established, highly respected conference features multiple tracks of presenting companies, plenary sessions, workshops, networking, and an opportunity to schedule one-to-one meetings. Biotech Showcase is produced by Demy-Colton and EBD Group. Both organizations have a long history of producing high-quality programs that support the biotechnology and broader life sciences industry.

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain (NCP), respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to enhance the residence time of OK-101 within the ocular environment. OKYO Pharma has just completed a 240-patient phase 2, multi-center, double-blind, placebo-controlled trial of OK-101 to treat dry eye disease.

About Dry Eye Disease (DED)

DED is a common condition that occurs when one’s tears are unable to adequately lubricate the eyes. This condition affects approximately 49 million people in the United States alone and has been difficult to positively diagnose and treat due to the multifactorial nature of the condition. Several contributing factors can lead to this condition, including age, sex, certain medical conditions, reduced tear production and tear film dysfunction.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of DED and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. In addition to the just-completed phase 2 DED trial of OK-101 to treat DED, OKYO also has plans underway for the opening of a phase 2 trial for OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	(917) 917-487-7560

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379